July 29, 2024

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

       Re: Haoxi Health Technology Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed July 24, 2024
           CIK No. 0001954594
Dear Zhen Fan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1, Filed July 24, 2024 Cover Page

1. You disclose on the prospectus cover page and elsewhere in the prospectus that on "the
       Reset Date, the number of shares issuable upon exercise of the Series B warrants shall be increased (but not decreased) to 13,227,513 shares." However, we also note the Series B
       Warrants are exercisable only on or after the Reset Date. In view of this, please clarify how you would be able to increase the number of shares underlying the Series B Warrants when the warrants cannot be exercised before the Reset Date, which in turn implies that there could not be a lower number of shares that would then be increased.
 July 29, 2024
Page 2
Prospectus Summary, page 1

2.     Please highlight in the    Offering    section of the prospectus
summary, beginning on page
       21, the dilutive effect of this transaction on both your existing security holders and holders who purchase securities in this transaction. In this regard, we note your existing dilution risk factor disclosure on page 53.
General

3. Please tell us the purpose of the Reset Date mechanism and why the parties have included it as a term of the warrants. In addition, please tell us why the parties selected as the Reset
       Date the 16th trading day following issuance of the warrants.
4. The exercise price of the Pre-Funded Warrants is disclosed as $0.0001 per share of Class
       A Ordinary Shares and the exercise price of the Series B Warrants is disclosed as $0.0001 per share of Class A Ordinary Shares. However, you disclose that the Series A Warrants on the Reset Date will have their exercise price changed from "$3.78 per Class A
       Ordinary Share" to "$0.756 and the number of shares issuable immediately prior to the reset shall be adjusted to 16,534,392." In addition, on page 53 you disclose that the exercise price of the Series A Warrants on the Reset Date would be $0.151 per initially-
       issued warrant. To ensure clarity for investors, please adjust your disclosure to state the exercise price of the Series A Warrants on a per share of Class A Ordinary Shares basis.
5. For each of the securities included in the registered transaction (i.e., the Units, the Class A
       Ordinary Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying them, the Series A Warrants and the Class A Ordinary Shares underlying them, and the
       Series B Warrants and the Class A Ordinary Shares underlying them), please tell us whether the price of the security and the aggregate number of securities included in the transaction will be fixed as of the effective date of the registration statement. In addition, for each such security, please tell us whether the price or the number of securities, or both, can change after the effective date of the registration statement. For each such security, please tell us how the change would occur (i.e., explain the change mechanism). In this regard we note, by way of example only, the Reset Date mechanism in the form of Series
       B Warrant and the exercise price adjustment mechanism in Section 2 of the form of Series
       A Warrant. In doing so, please provide an example or examples to illustrate the change. In addition, please tell us how such change would be permissible under the federal securities laws. In this regard, we note you are registering the transaction on Form F-1 and thus, for example, cannot rely on Rule 415 to do an at-the-market offering.

       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Joan Wu